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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Liberty Media Corporation
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

9197 South Peoria Street
--------------------------------------------------------------------------------
                                    (Street)

Englewood                          Colorado              80112
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Liberty Livewire Corporation (LWIRA)
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     January 2001
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

                                    1 of 2                                (OVER)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Convertible Note   $10.00 per  01/26/01 J        1(Fnl)     immedi-   6/30/08  Class B  9,245,357 $92,453,571 92,453,571 D
(Fnl)              Share (Fnl) (Fnl)    (Fnl)               ately              Common
                                                                               Stock, par
                                                                               Value $.01
                                                                               per share

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Class B Common     1 for 1      01/26/01  J       9,245,357 immedi-   N/A      Class A  9,245,357 $92,453,571 40,946,290 D
Stock, par value                (Fnl)     (Fnl)             ately              Common              (Fnl)
$.01 per share                                                                 Stock, par
(Fnl)                                                                          Value $.01
                                                                               per share
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====================================================================================================================================

Explanation of Responses:



/s/ Vivian Carr                                          February 9, 2001
---------------------------------------------            -----------------------
Name: Vivian Carr
Title: Senior Vice President
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    2 of 2

                         CONTINUATION PAGE TO SEC FORM 4
                         -------------------------------


1.     NAME AND ADDRESS OF REPORTING PERSON:
---------------------------------------------

       Liberty Media Corporation
       9197 South Peoria Street
       Englewood, CO  80112

2.     DATE OF EVENT REQUIRING STATEMENT (MONTH/DAY/YEAR):
-----------------------------------------------------------

       01/26/01 (Fn1)


3.     ISSUER NAME AND TICKER OR TRADING SYMBOL:
-------------------------------------------------

      Liberty Livewire Corporation
      LWIRA

Explanation of Responses (footnotes):

(Fn1)

In connection with Liberty Media Corporation's acquisition of 100% of the outstanding capital stock of Video Services Corporation on December 22, 2000, and Liberty Media Corporation's subsequent contribution of Video Services Corporation to the Issuer, Liberty Media Corporation and the Issuer entered into a First Amended and Restated Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement").

On January 26, 2001, the Issuer executed and delivered to Liberty Media Corporation a convertible promissory note, dated December 22, 2000 (the "Convertible Note"), evidencing loans by Liberty Media Corporation to the Issuer under the Credit Agreement in connection with such acquisition in the aggregate original principal amount of $92,453,571. The Convertible Note is convertible into shares of the Issuer's Class B Common Stock at a conversion price of $10.00 per share, and (in accordance with the certificate of incorporation of the Issuer) each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of the Issuer's Class A Common Stock. Accordingly, the acquisition of the Convertible Note by Liberty Media Corporation represents beneficial ownership of (i.e., a right to acquire) shares of the Class A Common Stock or the Class B Common Stock. For the avoidance of doubt, please note that this form relates to a single transaction. It is being reported on two separate lines of Table II solely because the Convertible Note is convertible into a security that is itself a derivative security.

After giving effect to the issuance of the Convertible Note, the Issuer may under certain circumstances borrow up to $116,000,000 in additional convertible loans under the Credit Agreement for other purposes allowed under the terms of that agreement. If such additional convertible loans were to be drawn by the Issuer in full, Liberty Media Corporation would have the right to acquire up to an additional 11,600,000 shares of the Issuer's Class B Common Stock upon conversion of such loans, on substantially the same terms as the Convertible Note.


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